UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

November 30, 2016

Green Leaf Investment Fund, Inc.

(Exact name of issuer as specified in its charter)

Nevada	47-4128000
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

(Full mailing address of principal executive offices)

631-991-5461

(Issuer’s telephone number, including area code)

You should read the following, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Green Leaf Investment Fund, Inc., a Nevada corporation:

Our total assets as of November 30, 2016 are $0. Our cash balance is $0. Our cash balance is not sufficient to fund our limited level of operations for any period of time. We have been utilizing, and may continue to utilize, funds from Douglas DiSanti, our Chief Executive Officer, who has informally agreed to provide funds to allow us to pay for professional fees and related operating costs in the event that the Company has insufficient funds. Mr. DiSanti does not have any formal commitment, arrangement or legal obligation to advance and/or loan funds to the company.

In order to implement our plan of operations for the next twelve-month period, we require a minimum of $300,000 of funding. We seek to obtain this funding pursuant to our qualified Regulation A+ offering (deemed qualified on July 21, 2016).

The company plans to provide real estate leasing services to the regulated cannabis industry within the United States. It is imperative to note that the company will only lease property to licensed marijuana growers and dispensary owners in the states where the growth of marijuana has been legalized. The company plans to provide complete turn-key facilities to these outside parties who can then utilize the property to further their own business operations. Weed Real Estate Inc. does not, and will not, grow, harvest, distribute or sell marijuana or any substances that violate the laws of the United States of America. The role of the company will be to simply acquire warehouse/retail properties that are ideally suited for marijuana growers, with all the features and amenities that any top of the line grower would require, and then lease this property to interested parties in order to make a profit.

On November 9, 2016 we, “the company”, Green Leaf Investment Fund, Inc., formally known as “Weed Real Estate, Inc.” acquired 100% of the membership interest of both Bud Properties LLC and Stocks Marijuana LLC. Both entities are now our wholly owned subsidiaries. These entities are both Florida Limited Liability Companies. The ownership interest of the entities were gifted to the Company by the Company’s Chief Executive Officer, Douglas DiSanti. Douglas DiSanti previously controlled 100% interest in both entities.

The Six Months Ended November 30, 2016

Revenue: We had no revenues during the six months ended November 30, 2016 or since our inception May 5, 2015.

Operating Expenses: Operating expenses for the six months ended November 30, 2016 were $12,528. For the six months ended November 30, 2015 they were 7,066. The variance is due to increased professional fees for the six months ended November 30, 2016.

Net Loss: Net loss for the six months ended November 30, 2016 was $12,528 and was comprised primarily of professional fees and general operating expenses. The Net loss for the six months ended November 30, 2015 was $7,066 and was comprised of general operating expenses.

Liquidity and Capital Resources

We had total assets (including cash) of $0 as of November 30, 2016. Our capital needs have been met by our Chief Executive Officer Douglas DiSanti. We will have additional capital requirements during 2017. We do not expect to be able to satisfy our cash requirements through revenue generated in the near term, and therefore we will attempt to raise additional capital through the sale of our common stock. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans November 30, 2016.

The Company’s stock based compensation was $200 for the six months ended November 30, 2016 and $0 for the six months ended November 30, 2015.

Item 2.  Other Information

None.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF Green Leaf Investment Fund, Inc.

Balance Sheets as of November 30, 2016 and May 31, 2016 (Unaudited)	4

Statements of Operations for the Six Months Ended November 30, 2016 and the Six Months Ended November 30, 2015 (Unaudited)	5

Statements of Cash Flows for the Six Months Ended November 30, 2016 and the Six Months Ended November 30, 2015 (Unaudited)	6

Notes to Unaudited Financial Statements	7 to 9

Green Leaf Investment Fund, Inc.
Balance Sheets
(Unaudited)

	As of November 30, 2016	As of May 31, 2016

ASSETS

CURRENT ASSETS:
Related Party Assets	$-	$$11,843
Total Current Assets	$-	$$11,843

TOTAL ASSETS	$-	$$11,843

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Related Party payable	$485	$-
Total Current Liabilities	$485	$-

TOTAL LIABILITIES	$485	$-

Commitments and contingencies

STOCKHOLDERS' EQUITY
Common Stock:
500,000,000 shares authorized, par value $.0001 per share; 65,500,000 and 64,500,000 shares issued and outstanding as of November 30, 2016 and May 31, 2016, respectively.	6,550	6,450
Preferred Stock:
Preferred Stock; 20,000,000 shares authorized; par value $0.0001 per share; 3,000,000 shares issued and outstanding as of November 30, 2016	300	200
Additional paid-in capital	15,624	15,624
Accumulated deficit	(22,959)	(10,431)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(485)	11,843

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$-	$11,843

The accompanying notes are an integral part of these financial statements.

Green Leaf Investment Fund, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Six months ending November 30, 2016	Six months ending November 30, 2015

Revenues	$-	$-

Operating Expenses	12,528	7,066

Loss from Operations	(12,528)	(7,066)

Net Income (Loss)	$(12,528)	$(7,066)

Basic income (loss) per common share for continuing operations	$0.00	$0.00

Basic weighted average common shares outstanding	65,013,661	64,368,852

The accompanying notes are an integral part of these consolidated financial statements.

Green Leaf Investment Fund, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six months ended November 30, 2016	Six months ended November 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net income from continuing operations	$(12,528)	$(7,066)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Common shares issued for services	100	-
Preferred shares issued for services	100	-
Changes in:
Due to related party	12,328	(15,208)
Net cash provided by (used in) operating activities	-	(22,274)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for services	-	6,450
Preferred shares issued for service	-	200
Additional Paid in Capital	-	15,624
Net cash (used in) provided by financing activities	-	22,274
Net increase in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Green Leaf Investment Fund, Inc.

Notes to the Unaudited Financial Statements for the Six Months Ended November 30, 2016

NOTE 1 - DESCRIPTION OF BUSINESS

Business Activity

Green Leaf Investment Fund, Inc., FKA Weed Real Estate, Inc., (the Company), is a developmental stage company, incorporated under the laws of the State of Nevada on May 5, 2015. The company has elected May 31st as its fiscal year end.

On October 24, 2016 the Board of Directors approved a name change from Weed Real Estate Inc. to Green Leaf Investment Fund, Inc.

On October 25, 2016 the company filed a Certificate of Amendment to our Articles of Incorporation in the State of Nevada to reflect the change.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission set forth in Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim financial statements furnished reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These financial statements should be read in conjunction with the financial statements of the Company for the fiscal year ended May 31, 2016 and notes thereto contained in the Company's Annual Report on Form 1-A.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Estimates are used when accounting for allowance for doubtful accounts, depreciation, and contingencies. Actual results could differ from those estimates.

Basic and Diluted Net Loss per Share

The Company computes net loss per share in accordance with ASC 260, Earnings Per Share, which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. As of November 30, 2016 there were no common stock equivalents or options outstanding.

Recently Issued Accounting Pronouncements

On June 10, 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-10, Development Stage Entities (Topic 915) – Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation, which eliminates the concept of a development stage entity (DSE) in its entirety from current accounting guidance. The Company has adopted this new standard.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 - EQUITY

Preferred Stock

On May 10, 2015 the Company issued 2,000,000 of its $.0001 par value preferred stock to its founding shareholder. The preferred has a 20:1 voting right compared to common stock.

On October 18, 2016 the company issued 500,000 of its $.0001 par value preferred stock to its new Chief Financial Officer, John Prettitore. The preferred has a 20:1 voting right compared to common stock.

On October 18, 2016 the company issued 500.000 of its $.0001 par value preferred stock to its new Chief Operating Officer, Patrick O’Donnell. The preferred has a 20:1 voting right compared to common stock.

Common Stock

On May 10, 2015 the Company issued 62,500,000 shares of its $.0001 par value common stock to its CEO.

On June 13, 2015 the Company issued 2,000,000 restricted shares of its $.0001 par value common stock to ETN Services, LLC.

On August 29, 2016 the Company issued 1,000,000 restricted shares of its $.0001 par value common stock to Stonebridge Advisors, LLC.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company issued 62,500,000 shares of restricted common stock and 2,000,000 of its preferred stock on May 10, 2015, each at par value of .0001 to its founding shareholder who is also the CEO of the Company. The founder has also contributed $15,624 in expenses paid in behalf of the Company until there is a corporate cash account. On October 18, 2016 the company issued 500,000 shares, respectively to each of John Prettitore and Patrick O’Donnell to secure their services as Chief Financial Officer and Chief Operating Officer.

NOTE 5 - GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. These conditions raise substantial doubt about the company’s ability to continue as a going concern Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated the events subsequent to the preparation of these financial statements and determined that no other material events have taken place.

 Item 4.  Exhibits

Exhibit No.	Description

1A-2A	Certificate of Incorporation, as filed with the Nevada Secretary of State on May 5, 2015 *
1A-2B	By-laws *

 *Filed as an exhibit to our Offering Statement (1-A) on March 14, 2016.

SIGNATURES

 Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Leaf Investment Fund, Inc.

Date:	February 27, 2017	By:	/s/ Douglas DiSanti
Douglas DiSanti, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas DiSanti	Chief Executive Officer	February 27, 2017
Douglas DiSanti	(Principal Executive Officer)

/s/ John Prettitore	Chief Financial Officer	February 27, 2017
John Prettitore	(Principal Financial Officer)